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September 17, 2020

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Jeff Foor

Re: Two Roads Shared Trust (Registration No. 333-182417/811-22718)

Response to Examiner Comments on Post-Effective

Amendment No. 224

Dear Mr. Foor:

This letter responds to your comments on Post-Effective Amendment No. 224 (“PEA No. 224”) to the Registration Statement on Form N-1A of Two Roads Shared Trust (the “Registrant”) provided on May 1, 2020. PEA No. 224 seeks to register shares Anfield Capital Management Extended Yield ETF (the “Fund”), a new portfolio of the Registrant. The Registrant filed a number of delaying amendments to delay the effectiveness of PEA 224, the most recent of which delayed effectiveness until Saturday, September 12, 2020. Due to an administrative error, an additional delaying amendment was not filed prior to the effective date. Registrant confirms that the Fund will not launch or sell shares until all comments are resolved with the Staff, which will be incorporated into an amended registration statement relating to the Fund pursuant to Rule 485 of the Securities Act.

1.	Comment: On page 1 of the prospectus, the Fund’s Investment Objective is described as follows (emphasis added): “The Fund seeks to provide total return through capital appreciation and income with a primary focus on instruments with potentially higher yields as compared to traditional fixed income instruments and markets.” Please confirm that the language highlighted in bold/italics is included in the Fund’s organizing documents. If not, consider removing it from the Investment Objective description.

Response: The highlighted language will be removed from the Investment Objective section and included in the Principal Investment Strategies section.

2.	Comment: Please provide a final fee table and expense example for the Fund for review at least one week before effectiveness of PEA No. 224. Please confirm that expenses related to business development companies (BDCs) will be included in the fee table.

September 17, 2020 Page 2

Response: The Fund confirms that expenses related to BDCs will be included in the fee table. The final fee table and expense example for the Fund are provided below:

Fees and Expenses of the Fund: This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. Investors purchasing or selling shares of the Fund in the secondary market may be subject to costs (including customary brokerage commissions) charged by their broker. These costs are not included in the expense example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.80%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.50%
Acquired Fund Fees and Expenses(1)(2)	1.08%
Total Annual Fund Operating Expenses	2.38%
Fee Waiver and Expense Reimbursement	0.00%
Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement(3)	2.38%
(1)	Estimated for the current fiscal year.
(2)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund.
(3)	The Fund’s adviser has contractually agreed to reduce the Fund’s fees and/or absorb expenses of the Fund until at least September [ ], 2021. to ensure that total annual Fund operating expenses after fee waiver and reimbursement (exclusive of any taxes, interest and borrowing costs, sales loads, fees and expenses associated with investments in other collective investment vehicles or derivative instruments, brokerage fees and commissions, expenses incurred in connection with any merger or reorganization, indirect expenses, expenses of other investment companies in which the Fund may invest, or extraordinary expenses such as litigation) will not exceed 1.30% of average daily net assets. This agreement may be terminated by the Fund’s Board of Trustees on 60 days’ written notice to the adviser. These fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years on a rolling three-year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved without exceeding the foregoing expense limits as well as any expense limitation in effect at the time the reimbursement is made.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. You may also pay brokerage commissions on the purchase or sale of Fund shares, which are not reflected in the Example. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

1 Year	3 Years
$241	$742

3.	Comment: Please confirm the Fund will not invest in hedge funds.

Response: The Fund confirms it will not invest in hedge funds.

September 17, 2020 Page 3
4.	Comment: In the first full paragraph on page 2 of the prospectus, the penultimate sentence reads as follows (emphasis added): “Finally, Underlying Funds with non-traditional asset classes may be added and structured in such a manner as to provide attractive yield streams.” It is unclear what is meant by the emphasized portion of the sentence.

Response: The sentence will be changed to “Finally, Underlying Funds with non-traditional asset classes may be added and weighted to seek attractive yield.”

5.	Comment: In the second full paragraph on page 2 of the prospectus, the second sentence begins “Of primary consideration are the potential for growth” - this seems inconsistent with the Fund’s investment objective provided on page 1 (providing “total return through capital appreciation and income”).

Response: The sentence will be changed to “Of primary consideration are the potential for capital appreciation and income and an estimation of risks involved in achieving these goals.”

6.	Comment: Please clarify the extent (ie, by reference to a range or upper range) the Fund intends to use leverage in the fifth full paragraph on page 2 of the prospectus. If the notional value of derivative investments will exceed the value of the Fund, include bolded disclosure providing that “Losses may exceed NAV” and consider adding additional related risk disclosure. Also see the disclosure in the Derivatives Risk on page 5 that “the Fund or an Underlying Fund could lose more than the principal amount invested.”

Response: The Fund will not as a matter of normal operations use derivatives, or seek to enter into borrowing, lending, or other forms of financing to magnify its market exposure or financing for, or to create leverage. The Fund will invest in eligible instruments that may in turn have a degree of leverage such as, but not limited, to closed-end funds. The disclosure relating to the Fund’s direct investment in derivatives has been removed from the “Principal Investment Strategies” section on page 2 of the prospectus.

7.	Comment: In the third sentence of the “Business Development Company (BDC) Risk” on page 3, a reference is made to “Non-traded BDCs” – please clarify whether Fund intends to invest in non-traded BDCs or non-traded closed-end funds. If that is the intention, it could lead to greater variance between market price and NAV and may result in further comments.

Response: The Fund does not intend to invest in non-traded BDCs. The reference to non-traded BDCs will be removed.

8.	Comment: Significant market events have occurred as a result of the COVID-19 pandemic since PEA No. 224 was filed. Please consider whether the Fund’s disclosures, including risk disclosures, should be revised based on how these events may affect the fund and its investments (for example, BDCs, mortgage backed securities, high yield or bank loans). If the Registrant believes that no additional disclosure is warranted, please explain supplementally why not. In addition, please consider whether any additional disclosures are warranted in connection with

September 17, 2020 Page 4

recent events and the fund's ETF structure (e.g., potential for market closures or other issues specific to the fund’s underlying investments leading to deviations between market price and NAV).

Response: Disclosure regarding the impacts and risks related to COVID-19 has been added to the prospectus and the Statement of Additional Information. The Fund’s investment adviser believes this additional disclosure appropriately covers the COVID-19 related risks to the Fund and its investments.

9.	Comment: In “Liquidity Risk” disclosure, consider adding disclosure regarding the types of Fund investments (ie, bank loans) that could suffer periods of illiquidity in current COVID-impacted markets.

Response: Additional disclosure related to COVID-19 has been added to Liquidity Risk.

10.	Comment: Confirm the Fund will cover the full notional amount of each credit default swap that it writes.

Response: The Fund will cover the full notional amount of each credit default swap that it writes.

11.	Comment: Please confirm that the Fund will include hyperlinks to previously filed exhibits in accordance with the FAST Act requirements.

Response: The Fund has confirmed that the exhibit list included in the Form 485(b) filing will have hyperlinks to previously filed exhibits as required.

We trust that the foregoing is responsive to your comments. Please feel free to contact the undersigned at 212-885-5205 if you have any questions.

Sincerely yours,

/s/ Margaret M. Murphy

Margaret M. Murphy